Exhibit 99.1

Renren Announces Unaudited First Half 2022 Financial Results

Phoenix, Arizona, November 10, 2022 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), which operates two US-based SaaS businesses, Chime Technologies Inc. © (“Chime”) and Trucker Path Inc. © (“Trucker Path”), today announced its unaudited financial results for the six months ended June 30, 2022.

First Half of 2022 Highlights

Except where specified otherwise, the following commentary compares results for the six months ended June 30, 2022 to results for the corresponding period in 2021.

·	Total net revenues improved 42% to US$21.3 million compared to US$15.0 million for the six months ended June 30, 2021.

·	Paying subscriptions to the Company’s SaaS businesses, Chime and Trucker Path, as of June 30, 2022 reached 3,000 and 86,000, respectively, representing an increase of 40% and 45%, respectively, compared to June 30, 2021. Chime’s purchased seats, defined as eligible users on a paid subscription, increased to 37,300, a 47% increase compared to June 30, 2021.

·	Gross Margins from the Company’s SaaS businesses ended the period at 77% as compared to 84% for the corresponding period ended June 30, 2021.

·	Operating loss of US$8.5 million, increased 20% from US$7.1 million in the corresponding period in 2021.

·	Net loss from continuing operations attributable to the Company was US$4.7 million, compared to US$49.7 million in the corresponding period in 2021.

·	Adjusted loss from operations* (Non-GAAP) of US$7.4 million, increased from an adjusted loss from operations of US$2.8 million in the corresponding period in 2021.

·	Adjusted net loss from continuing operations* (Non-GAAP) was US$5.5 million, compared to adjusted net income from continuing operations of US$1.9 million in the corresponding period in 2021.

·	The Company’s cash and cash equivalents decreased to US$56.8 million from US$65.2 million and US$70.6 million at December 31, 2021 and June 30, 2021, respectively, primarily due to the acquisition of our new Headquarter building in Phoenix, Arizona and increased operating expenses partially offset by increased revenue during the period.

*	Adjusted loss from operations and adjusted net income (loss) from continuing operations are measures other than US Generally Accepted Accounting Principles (non-GAAP) measures. Adjusted loss from operations is defined as loss from operations excluding share-based compensation expenses, depreciation of property and equipment and gain on debt extinguishment. Adjusted net income (loss) from continuing operations is defined as net income (loss) from continuing operations excluding share-based compensation expenses, depreciation of property and equipment, fair value change of contingent consideration, gain on debt extinguishment, fair value change of long-term investment, pick up of loss from Kaixin goodwill impairment and pick up of loss from the equity method investment in Kaixin. See “About Non-GAAP Financial Measures” below.

First Half 2022 Results

The Company

The following compares the results for the first half of 2022 to the results for the first half of 2021.

Total net revenues from SaaS and other for the first half of 2022 were US$21.3 million compared to US$15.0 million for the six months ended June 30, 2021, representing a 42% increase from the corresponding period in 2021. The Company’s paying subscriptions at June 30, 2022 for Chime and Trucker Path increased to 3,000 and 86,000, by 40% and 45%, respectively, compared to June 30, 2021. Purchased seats for Chime, defined as eligible users on a paid subscription, increased to 37,300 from 25,400.

Gross Margins from SaaS and other were 77% in the first half of 2022 compared to 84% in the first half of 2021. Both SaaS platforms delivered YoY revenue increases, but the lower gross margins are primarily related to product mix shift between our two SaaS platforms. Lower Gross margins correspond with a shift of mix toward subscriptions sold through Play Stores and increased expenses incurred for third party content used in our solutions.

Operating expenses were US$24.9 million, a 27% increase from the corresponding period of 2021.

Selling and marketing expenses were US$9.6 million, a 59% increase from the corresponding period of 2021. The increase corresponds to the Company’s increased marketing and promotional activities and increased selling, marketing, and customer service headcount for our SaaS solutions.

Research and development expenses were US$7.7 million, a 65% increase from the corresponding period in 2021. The increase was primarily due to an increase in research and development headcount.

General and administrative expenses were US$7.6 million, a 15% decrease from the corresponding period in 2021. The decrease was primarily due to lower share-based compensation expense and a decrease in legal fees related to the proposed settlement of Renren shareholder derivative lawsuits and offset by increased headcount.

Share-based compensation expenses, included in operating expenses, were US$2.4 million, compared to US$4.3 million in the corresponding period in 2021.

Loss from operations of US$8.5 million increased from that of US$7.1 million in the corresponding period in 2021.

Net loss from continuing operations attributable to the Company was US$4.7 million compared to US$49.7 million in the corresponding period in 2021.

Adjusted loss from operations* (non-GAAP) of US$7.4 million increased from US$2.8 million in the corresponding period in 2021. Adjusted loss from operations is defined as loss from operations excluding share-based compensation expenses, depreciation of property and equipment and gain on debt extinguishment.

Adjusted net loss from continuing operations* (non-GAAP) was US$5.5 million, compared to an adjusted net income from continuing operations of US$1.9 million in the corresponding period in 2021. Adjusted net income (loss) from continuing operations is defined as net loss from continuing operations excluding share-based compensation expenses, fair value change of contingent consideration, depreciation of property and equipment, gain on debt extinguishment, fair value change of long-term investment, pick-up of loss from Kaixin goodwill impairment and pick up of loss from the equity method investment in Kaixin.

*	Adjusted loss from operations and adjusted net income (loss) from continuing operations are measures other than US Generally Accepted Accounting Principles (non-GAAP) measures. Adjusted loss from operations is defined as loss from operations excluding share-based compensation expenses, depreciation of property and equipment and gain on debt extinguishment. Adjusted net income (loss) from continuing operations is defined as net income (loss) from continuing operations excluding share-based compensation expenses, depreciation of property and equipment, fair value change of contingent consideration, gain on debt extinguishment, fair value change of long-term investment, pick up of loss from Kaixin goodwill impairment and pick up of loss from the equity method investment in Kaixin. See “About Non-GAAP Financial Measures” below.

Renren Settlement

On October 7, 2021, Renren entered into a Stipulation of Settlement (the "Stipulation") as a nominal defendant to the consolidated shareholder derivative lawsuits before the New York State Supreme Court (the "Court") with other defendants and the plaintiffs who have brought claims derivatively on behalf of Renren (the "Action").

The Stipulation contemplated (a) the Action will be dismissed with prejudice, (b) the claims brought by the plaintiffs against the defendants will be released, and (c) the administrator approved by the Court will distribute the Settlement Fund (as defined below) pursuant to the Stipulation (the "Settlement").

As the claims are brought nominally in the name of Renren, the plaintiffs purport to assert claims on behalf Renren and do not seek to impose any liability on Renren. Renren is a party to the Stipulation but did not contribute any amount to the Settlement or any amount for the administration of the Settlement. In connection with the Settlement, Oak Pacific Investment and Duff & Phelps, LLC have contributed to a settlement fund (the "Settlement Fund"), of which the final amount before any deduction of expenses will be the greater of $300,000,000 or the sum of (a) $38.6866 per ADS multiplied by the number of issued and outstanding ADSs as of the record date set by Renren's Board of Directors after the approval of the Settlement by the Court (the “Record Date”) and (b) $0.859701 per Class A ordinary share multiplied by the total number of issued and outstanding Class A ordinary shares as of the Record Date. However, the defendants and certain current or former Renren directors and/or officers specifically identified in the Stipulation will not be entitled to receive any of the Settlement Fund.

On May 27, 2022, Renren entered into an Amendment (the "Stipulation Amendment") to the Stipulation of Settlement reached on October 7, 2021 (the "Initial Stipulation," together with the Stipulation Amendment, the "Stipulation"). The Court declined to approve the Initial Stipulation by order dated December 10, 2021, raising concerns about (i) objections raised regarding the settlement fund recipients, (ii) the amount of requested attorneys' fees, and (iii) the reversion to Renren of any settlement funds remaining after completion of distribution to eligible recipients. In the May 27, 2022 Stipulation Amendment, Plaintiffs and Defendants reached an agreement on modifications to the Initial Stipulation, including to the definitions of certain terms and modification to the reversion provision, which provides for the distribution of remaining settlement funds. Plaintiffs and Defendants entered into the Stipulation Amendment to reach a new overall settlement of the entire Action (the "Settlement"). However, certain plaintiffs that previously intervened in the case filed objections to the Settlement. The judge held a hearing on the motion to approve the Amended Stipulation on June 9, 2022. The judge, by written decision dated June 14, 2022, overruled the intervenor plaintiffs’ objections to the Settlement and issued an order and final judgment granting the Settlement. The intervenor plaintiffs appealed the denial of their objections to the Settlement. The intervenor plaintiffs withdrew their appeal by notices dated August 26, 2022 and October 20, 2022. As a result, no appeals are outstanding and the Settlement became effective as of October 20, 2022. The Settlement Fund will be distributed in accordance with the terms and conditions of the Stipulation.

On November 3, 2022, the board of directors of Renren declared a special cash distribution to distribute the Settlement Fund. In accordance with the Stipulation, the Defendants deposited $300 Million Dollars into a Settlement account of which approximately $52.9 million has been used to pay Settlement Fund expenses and attorney’s fees awarded by the Court to Plaintiffs’ counsel. The remaining amount of approximately US$247.1 million will be distributed to Renren shareholders of record as described below. The special cash distribution will be paid from a settlement account funded by the Defendants (as defined in the Stipulation) in its entirety without any contribution from Renren and, thus, will not impact Renren's financial position, liquidity, or profitability. Renren will continue to operate its several SaaS businesses before and after the special cash distribution, and it intends to remain a public company listed on The New York Stock Exchange (the "NYSE").

The special cash distribution is payable to all holders of Renren's Class A ordinary shares (including those in the form of Renren American Depositary Shares ("ADSs"), each one (1) ADS currently representing 45 Renren Class A ordinary shares) of record as of 5:00 p.m. Eastern Time on November 21, 2022 (the "Record Date"), except the Defendants and D&O Releasees (each as specifically identified in the Stipulation). The amount of the special cash distribution is US$0.7013 per Class A ordinary share, or US$31.5585 per ADS, in each case, prior to deduction of applicable taxes, fees, and expenses. Pursuant to the Renren ADS Deposit Agreement (as amended), the Depositary will charge a special cash distribution fee of US$0.05 per ADS held, which will be borne by the holders of ADSs.

The special cash distribution is expected to be paid on December 21, 2022. The due bill period is expected to run from November 18, 2022 to December 21, 2022. Due bills function to track trades of stock in the interim period between the Record Date and the Dividend Payment Date and ensure the right stockholder receives the special distribution. In order to receive the special cash distribution, shareholders must continue to hold their Renren ADSs at least through the market close on the special cash distribution payment date, which is expected to be December 21, 2022. According to the NYSE, the Ex-Dividend date for NYSE trading will be December 22, 2022.

Change in Accounting Method for Kaixin Investment

As of June 30, 2022, the Company determined that the investment in Kaixin Auto Holdings (NASDAQ: KXIN) (“Kaixin”) should be accounted for as equity investment with readily determinable fair value, a change in accounting from the equity method. This determination is substantiated by the decrease in ownership to 16.6% compared to 19.2% as of December 31, 2021 and Renren’s resignation from Kaixin’s Board of Directors which, combined, result in a lack of significant influence in Kaixin. As a result of the change in accounting methodology and because the fair value of Kaixin stock is readily determinable, the company recognized a $13.36 million unrealized gain as a fair value adjustment to the investment in Kaixin which increased earnings per share by $0.012 basic and diluted shares, or $0.532 ADS shares. The unrealized gain is displayed in Net gain on investments on the Unaudited Condensed Consolidated Statements of Operations. The Company recognized its share of loss of $11.99 million from Kaixin under the equity method prior to the change in accounting method.

2021 Deconsolidation of Kaixin Auto Holdings

On June 25, 2021, Kaixin completed a reverse acquisition with Haitaoche Limited (“Haitaoche”), in which Kaixin issued an aggregate of 74,035,502 ordinary shares to acquire 100% of the share capital of Haitaoche (the “Issuance”). Following the Issuance, Renren owned less than 50% of Kaixin’s total outstanding ordinary shares and lost control of Kaixin. Following the Issuance, the management of Haitaoche became the management of Kaixin and obtained the right to elect a majority of Kaixin’s board of directors. Haitaoche was not a related party to Renren before the Issuance.

Under GAAP, loss of control of a subsidiary is deemed to have occurred when, among other things, a parent Company owns less than a majority of the outstanding common stock of the subsidiary, and is unable to unilaterally control the subsidiary through other means such as having the ability or being able to obtain the ability to elect a majority of the subsidiary’s Board of Directors. Renren determined that all of those loss of control factors were present with respect to Kaixin on June 25, 2021. Accordingly, Renren deconsolidated Kaixin’s financial statements and results of operations from Renren, effective June 25, 2021, in accordance with ASC 810, Consolidation.

For periods on and after June 25, 2021, Renren is accounting for its retained noncontrolling investment in Kaixin under the equity method of accounting. Renren held 47.8 million shares of Kaixin ordinary shares, or approximately 33.3% of Kaixin outstanding ordinary shares as of June 30, 2021 and thus became a related party to Kaixin.

In connection with the Kaixin Deconsolidation and in accordance with ASC 810, Renren recorded a gain on deconsolidation of US$123.7 million related to the remeasurement of its retained interest in 33.3% of Kaixin ordinary shares from cost to fair value based on the share price as of June 25, 2021. The gain is included in the income from discontinued operation, net of tax, in the condensed consolidated statements of operations for the half year ended June 30, 2021.

Kaixin’s results of operations for the period from January 1, 2021 through June 24, 2021, the date immediately preceding the Kaixin Deconsolidation, and for the years ended December 31, 2020 and 2019, shown in the table below, are included in the unaudited condensed consolidated results of operations of Renren as net gain/loss from the discontinued operations, net of nil taxes, for those respective periods, after intercompany eliminations, as applicable.

	For the Period from
	January 1, 2021 through	Year Ended
	June 24, 2021	December 31, 2020
	(Unaudited, in thousands of U.S. dollars)
Loss from Discontinued Operations, net of nil taxes	$(10,896)	$(5,320)

Conference Call Information

The Company will not host a conference call regarding first half 2022 financial results. Please contact our Investor Relations Department if you have any questions.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates several US-based SaaS businesses including Chime, Inc. and Trucker Path. Renren’s American depositary shares (“ADS”), each of which currently represents forty-five Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook for the second half of 2022 and quotations from management in this announcement, as well as Renren’s strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Renren’s goals and strategies; Renren’s future business development, financial condition and results of operations; Renren’s expectations regarding demand for and market acceptance of its services; Renren’s plans to enhance user experience, infrastructure and service offerings. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Renren uses “adjusted loss from operations” and “adjusted net income (loss) from continuing operations” which are defined as non-GAAP financial measures by the SEC, in evaluating its business. Renren defines adjusted loss from operations as loss from operations excluding share-based compensation expenses, depreciation of property and equipment and gain on debt extinguishment and adjusted net income (loss) from continuing operations as net income (loss) from continuing operations excluding share-based compensation expenses, depreciation of property and equipment, fair value change of contingent consideration, gain on debt extinguishment, fair value change of long-term investment, pick up of loss from Kaixin goodwill impairment and pick up of loss from the equity method investment in Kaixin. Renren continuously and periodically reviews its operating results and business performance. Starting from the first quarter of 2018, there was a significant impact on net (loss) income due to the material and significant noncash amount of fair value change of contingent consideration relating to the used auto dealerships of the emerging used auto business. Kaixin completed the reverse acquisition with Haitaoche on June 25, 2021, which created significant goodwill on Kaixin’s financial statements, and a significant portion of such goodwill was impaired as of June 30, 2021. Subsequent to completion of the reverse acquisition, Renren started to account for its retained non-controlling investment in Kaixin under the equity method of accounting through June 30, 2022. As of June 30, 2022, the Company changed the method of accounting of the Kaixin investment from equity method to fair value. Due to the nature of the business, Renren believes that in disclosing adjusted net income (loss) from continuing operations by excluding the impact of fair value changes, gain on debt extinguishment, pick-up of loss from the equity method investment in Kaixin, pick-up of loss derived from Kaixin’s goodwill impairment and also expenses for share-based compensation, and depreciation of property and equipment, Renren provides investors with useful information to understand Renren’s business performance. To facilitate investors’ and analysts’ comparative analysis, the aforesaid impact is presented retrospectively in “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures”. Renren presents adjusted loss from operations and adjusted net income (loss) from continuing operations because they are used by Renren’s management to evaluate its operating performance. Renren also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating Renren’s consolidated results of operations in the same manner as Renren’s management and in comparing financial results across accounting periods and to those of Renren’s peer companies.

These non-GAAP financial measures are not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Investor Relations Department

Renren Inc.

Email: ir@renren-inc.com

RENREN INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

	As of
	December 31,	June 30,
	2021 (Unaudited)	2022 (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$65,247	$56,834
Accounts receivable, net	1,618	1,886
Prepaid expenses and other current assets	6,272	4,256
Amounts due from related parties	762	768
Inventory	358	26
Total current assets	74,257	63,770

Non-current assets:
Property and equipment, net	216	4,828
Intangible assets, net	325	3,058
Goodwill	124	124
Long-term investments	94,195	95,638
Right-of-use lease assets	888	477
Other non-current assets	170	168
Total non-current assets	95,918	104,293

TOTAL ASSETS	$170,175	$168,063

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$1,652	$2,440
Short-term debt	1,585	-
Accrued expenses and other current liabilities	12,054	12,819
Short-term operating lease liabilities	706	374
Amounts due to related parties	714	679
Deferred revenue and advance from customers	2,622	3,655
Income tax payable	13,767	13,096
Total current liabilities	33,100	33,063

Non-current liabilities:
Long-term operating lease liabilities	63	-
Total non-current liabilities	63	-

TOTAL LIABILITIES	$33,163	$33,063

Shareholders’ Equity:
Class A ordinary shares	816	833
Class B ordinary shares	305	305
Additional paid-in capital	772,207	774,748
Statutory reserves	6,712	6,712
Accumulated deficit	(620,391)	(625,064)
Accumulated other comprehensive loss	(10,012)	(9,293)
Total Renren Inc. shareholders’ equity	149,637	148,241

Noncontrolling interests	(12,625)	(13,241)

TOTAL EQUITY	137,012	135,000

TOTAL LIABILITIES AND EQUITY	$170,175	$168,063

RENREN INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data, ADS data, and per ADS data)

	For the six months ended
	June 30,
	2021 (Unaudited)	2022 (Unaudited)
Net revenues	$14,992	$21,306
Cost of revenues	(2,472)	(4,961)

Gross profit	12,520	16,345

Operating expenses:
Selling and marketing	(6,072)	(9,628)
Research and development	(4,664)	(7,690)
General and administrative	(8,875)	(7,561)
Total operating expenses	(19,611)	(24,879)

Loss from operations	(7,091)	(8,534)

Other income	404	1,406
Net gain on investments	-	13,363
Fair value change of contingent consideration	761	-
Provision of restricted cash	-	(27)
Interest income	143	222
Interest expenses	(51)	(24)
Total other income, net	1,257	14,940

(Loss) income before provision of income tax and loss in equity method investments	(5,834)	6,406
Income tax expenses	-	-

(Loss) income before loss in equity method investments and noncontrolling interest	(5,834)	6,406
Loss in equity method investments, net of tax	(43,586)	(11,638)
Loss from continuing operations	(49,420)	(5,232)

Discontinued operation:
Loss from operations of discontinued operation net of income tax	(10,896)	-
Gain on deconsolidation of the discontinued operation, net of income tax	123,667	-
Income from discontinued operation, net of tax	112,771	-

Net income (loss)	63,351	(5,232)
Net loss attributable to noncontrolling interests	3,440	559

Net loss from continuing operations attributable to Renren Inc.	(49,655)	(4,673)
Net income from discontinued operations attributable to Renren Inc.	116,446
Net income (loss) attributable to Renren Inc.	$66,791	$(4,673)

Net loss per share from continuing operations attributable to Renren Inc. shareholders:
Basic and diluted	(0.046)	(0.004)

Net income per share from discontinued operations attributable to Renren Inc. shareholders:
Basic and diluted	0.108	-

Net income (loss) per share attributable to Renren Inc. shareholders:
Basic and diluted	0.062	(0.004)

Net income (loss) attributable to Renren Inc. shareholders per ADS*:
Basic and diluted	2.776	(0.186)

Weighted average number of shares used in calculating net (loss) income per ordinary share attributable to Renren Inc. shareholders:

Basic and diluted	1,082,621,413	1,129,725,020

* Each ADS represents 45 Class A ordinary shares.

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

(Unaudited)

(In thousands of US dollars)

	For the six months ended
	June 30,
	2021	2022
Loss from operations	$(7,091)	$(8,534)
Add back: Share-based compensation expenses	4,292	2,367
Add back: Depreciation of property and equipment	-	106
Less: Gain on debt extinguishment	-	(1,357)
Adjusted loss from operations	$(2,799)	$(7,418)

Net loss from continuing operations	$(49,420)	$(5, 232)
Add back: Pick up of loss from the equity method investment in Kaixin[1]	-	11,986
Add back: Pick up of loss from Kaixin Goodwill impairment[1]	47,837	-
Less: Fair value increase of long-term investment Kaixin[2]	-	(13,363)
Less: Fair value change of Kaixin contingent consideration	(761)	-
Add back: Share-based compensation expenses	4,292	2,367
Add back: Depreciation of property and equipment	-	106
Less: Gain on debt extinguishment	-	(1,357)
Adjusted net income (loss) from continuing operations	$1,948	$(5,493)

1Adjustment of net loss from equity method investment in KAIXIN AUTO HOLDINGS, in which the Company retained a non-controlling interest after deconsolidating it on June 25, 2021. During the period from June 25, 2021 to June 30, 2021, the loss picked up from Kaixin raised from Kaixin’s Goodwill impairment, and excluded from the net loss from continuing operations to get to the non-GAAP adjusted net income (loss) from continuing operations. The pick up of loss for the six months ended June 30, 2022 relates to loss picked up prior to the change from equity method to fair value accounting.

2Adjustment of unrealized gain as a fair value increase to the long-term investment in Kaixin.